Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2023 $	December 31, 2022 $
ASSETS
Current assets
Cash		25,966,972	82,165,273
Investments	5	3,653,047	7,501,155
Prepaid expenses and deposits	6	1,862,040	1,445,711
Sales taxes recoverable		3,698,376	3,144,288
Interest receivable	8	39,112	-
Other assets		-	76,303
Total current assets		35,219,547	94,332,730

Non-current assets
Exploration and evaluation assets	3	8,678,008	8,936,609
Investment in Kirkland Lake Discoveries Corp.	7	4,197,034	-
Property and equipment	4	7,656,495	7,267,014
Secured notes	8	2,474,800	-
Right-of-use assets		146,637	151,159
Total non-current assets		23,152,974	16,354,782

Total Assets		58,372,521	110,687,512

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10,12	9,904,557	7,000,035
Flow-through share premium	9	418,651	20,063,350
Lease liabilities		77,345	81,388
Total current liabilities		10,400,553	27,144,773

Lease liabilities		68,732	68,839
Total non-current liabilities		68,732	68,839

Total liabilities		10,469,285	27,213,612

EQUITY
Share capital	11	252,306,554	229,632,005
Reserves	11	34,548,463	33,447,210
Deficit		(238,951,781)	(179,605,315)
Total equity		47,903,236	83,473,900

Total Liabilities and Equity		58,372,521	110,687,512

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Notes 3 and 9)

CONTINGENCY (Note 16)

SUBSEQUENT EVENTS (Note 16 and 19)

These condensed interim financial statements are authorized for issue by the Board of Directors on November 13, 2023. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars, except share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023 $	2022 $	2023 $	2022 $
Expenses
Corporate development and investor relations	12	350,152	282,618	1,025,120	903,888
Depreciation	4	226,923	196,296	715,998	647,397
Exploration and evaluation expenditures	3,12	26,945,212	19,718,774	73,553,138	50,263,025
Office and sundry		205,878	351,917	594,783	1,049,240
Professional fees		369,164	449,343	1,235,506	969,294
Salaries and consulting	12	917,896	630,075	2,077,660	2,024,307
Share-based compensation	12	285,222	895,979	1,203,957	1,444,667
Transfer agent and regulatory fees		135,455	71,529	490,975	403,409
Travel		66,818	84,443	174,970	323,585
Loss from operating activities		(29,502,720)	(22,680,974)	(81,072,107)	(58,028,812)
Other income (expenses)
Settlement of flow-through share premium	9	7,256,740	4,930,371	19,644,699	12,486,236
Foreign exchange gain (loss)		176,066	(17,518)	161,212	(33,454)
Gain on sale of exploration and evaluation assets	3ii	-	-	4,217,935	-
Loss from equity investment	7	(277,380)	-	(460,448)	-
Loss on disposal of property and equipment	4	-	-	(5,928)	-
Gain on lease derecognition		-	2,027	-	2,027
Impairment of exploration and evaluation assets	3ii	-	-	(8,000)	-
Revaluation of secured notes	8	270	-	270	-
Interest expense		(7,115)	(3,865)	(19,739)	(9,583)
Interest income		578,607	471,245	2,218,248	680,227
Net realized losses on disposal of investments	5	-	(1,037,858)	-	(4,675,084)
Net change in unrealized losses on investments	5	(1,581,984)	(290,816)	(4,022,608)	(15,752,258)
Total		6,145,204	4,053,586	21,725,641	(7,301,889)
Loss and comprehensive loss for the period		(23,357,516)	(18,627,388)	(59,346,466)	(65,330,701)
Loss per share – basic and diluted ($)		(0.13)	(0.11)	(0.34)	(0.39)
Weighted average number of shares outstanding – basic and diluted	13	178,224,279	167,865,342	176,547,079	165,748,650

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30,
	2023 $	2022 $
Cash flows from operating activities
Loss for the period	(59,346,466)	(65,330,701)
Adjustments for:
Depreciation	715,998	647,397
Gain on sale of exploration and evaluation assets	(4,123,183)	-
Loss from equity investment	460,448	-
Gain on lease derecognition	-	(2,027)
Loss on disposal of property and equipment	5,928	-
Impairment of exploration and evaluation assets	8,000	-
Revaluation of secured notes	(270)	-
Foreign exchange gain	(10,530)	-
Interest expense	19,739	9,583
Settlement of flow-through share premium	(19,644,699)	(12,486,236)
Share-based compensation	1,203,957	1,444,667
Net realized losses on disposal of investments	-	4,675,084
Net change in unrealized losses on investments	4,022,608	15,752,258
	(76,688,470)	(55,289,975)
Change in non-cash working capital items:
(Increase) decrease in prepaid expenses and deposits	(427,085)	671,951
(Increase) in sales taxes recoverable	(554,088)	(1,124,835)
(Increase) in interest receivable	(39,112)	-
(Increase) decrease in other assets	(106,179)	91,434
Increase in accounts payable and accrued liabilities	3,155,113	3,340,737
Net cash used in operating activities	(74,659,821)	(52,310,688)

Cash flows from investing activities
Expenditures on claim staking and license renewals	(5,365)	(3,019)
Purchases of exploration and evaluation assets	(8,034)	-
Transaction costs on sale of exploration and evaluation assets	(94,752)	-
Proceeds on disposal of investments	-	4,827,266
Proceeds on disposal of property and equipment	9,084	-
Purchases of property and equipment	(1,246,559)	(4,034,949)
Purchase of secured notes	(2,464,000)	-
Purchase of investments	(174,500)	-
Net cash (used in) generated from investing activities	(3,984,126)	789,298

Cash flows from financing activities
Issuance of common shares in prospectus offering	22,980,338	440,400
Share issue costs	(540,123)	(803,571)
Stock options exercised	131,630	7,649,906
Warrants exercised	-	55,140
Lease payments	(126,199)	(85,788)
Net cash generated from financing activities	22,445,646	7,256,087

Net decrease in cash	(56,198,301)	(44,265,303)
Cash at beginning of period	82,165,273	100,484,576
Cash at end of period	25,966,972	56,219,273

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars except share amounts)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601
Issuance of common shares in prospectus offering	87,400	440,400	-	-	-	440,400
Share issue costs	-	(862,785)	-	-	-	(862,785)
Share-based compensation	-	-	1,444,667	-	-	1,444,667
Stock options exercised	4,341,875	13,151,740	(5,501,834)	-	-	7,649,906
Warrants exercised	39,960	70,247	-	(15,107)	-	55,140
Total comprehensive loss for the period	-	-	-	-	(65,330,701)	(65,330,701)
Balance at September 30, 2022	168,674,935	194,595,095	26,398,572	3,918	(154,946,357)	66,051,228
Issued pursuant to acquisition of exploration and evaluation assets	39,762	194,834	-	-	-	194,834
Issued in prospectus offering Share issue costs	6,662,829	52,109,277	-	-	-	52,109,277
Flow-through share premium	-	(14,500,000)	-	-	-	(14,500,000)
Share issue costs	-	(2,767,201)	-	-	-	(2,767,201)
Share-based compensation	-	-	7,044,720	-	-	7,044,720
Total comprehensive loss for the period	-	-	-	-	(24,658,958)	(24,658,958)
Balance at December 31, 2022	175,377,526	229,632,005	33,443,292	3,918	(179,605,315)	83,473,900
Issued in prospectus offering Share issue costs	3,552,224	22,980,338	-	-	-	22,980,338
Share issue costs	-	(540,123)	-	-	-	(540,123)
Share-based compensation	-	-	1,203,957	-	-	1,203,957
Stock options exercised	178,500	234,334	(102,704)	-	-	131,630
Total comprehensive loss for the period	-	-	-	-	(59,346,466)	(59,346,466)
Balance at September 30, 2023	179,108,250	252,306,554	34,544,545	3,918	(238,951,781)	47,903,236

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On September 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at September 30, 2023, the Company had an accumulated deficit of $238,951,781 and shareholders’ equity of $47,903,236. In addition, the Company has working capital of $24,818,994, consisting primarily of cash, and negative cash flow from operating activities of $74,659,821 for the nine months ended September 30, 2023. Subsequent to September 30, 2023, the Company completed a bought-deal prospectus offering for gross proceeds of $56,006,250 (see Note 19).

Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties which may cast a significant doubt on the Company’s ability to continue as a going concern.

These condensed interim financial statements were approved by the Board of Directors of the Company on November 13, 2023.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS, as issued by the IASB.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

a)	Statement of compliance (continued)

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented, except the following:

Investment in an associate

Following the transaction with Kirkland Lake Discoveries Corp. (Note 7), these condensed interim financial statements include an investment in an associate.

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. The Company’s share of the net assets and net earnings or loss is accounted for in the financial statements using the equity method of accounting.

Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings/(loss) during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and associates are not eliminated.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period presentation.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Secured Notes

The fair value of secured notes at the issue date and the period end date is determined using the Hull-White model of interest rate uncertainty within a FINCAD Callable / Puttable Bond Model. The model involves various inputs to determine the fair value of the secured notes, including coupon rate, credit spread, mean reversion, rate volatility, riskless rates and redemption prices. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. These estimates impact the value of the secured notes recognized in the statement of financial position and revaluation adjustments recognized in the statement of loss and comprehensive loss during the period.

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below. These are included in Level 3 in Note 17.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability recognized in Note 10. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at June 30, 2023 and has impaired $8,000 (December 31, 2022 - $Nil) in exploration and evaluation assets. There were no indicators of impairment noted at September 30, 2023. Refer to Note 3 for further information.

Determination of whether the Company has significant influence over investees

Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. Determination of whether the Company has significant influence over investees requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities can be influenced by the Company.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp. described in Note 7.

Impairment assessment for investment in associates

At each balance sheet date, management considers whether there is objective evidence of impairment in associates, including one or more loss events that would evidence a significant or prolonged decline in the fair value of the investment in associates below the carrying value. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment and that loss event or events have a negative impact on the estimated future cash flows from the net investment that can be reliably estimated. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Significant Accounting Estimates and Judgments (continued)

(ii)	Critical accounting judgments (continued)

The Company had significant influence over Kirkland Lake Discoveries Corp. during the period from May 25, 2023 to September 30, 2023 and as a result has accounted for it as an investment in an associate during this period. Management has determined there were no indicators of impairment as at September 30, 2023.

Presentation of financial statements as a going concern

Presentation of the condensed interim financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2023, including IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2023 and December 31, 2022:

	Newfoundland
Nine months ended September 30, 2023	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	8,034	-	-	8,034
Claim staking and license renewal costs	5,365	-	-	5,365
Disposals
Disposal of exploration and evaluation assets	-	-	(264,000)	(264,000)
Impairment of exploration and evaluation assets	-	-	(8,000)	(8,000)
Balance as at September 30, 2023	8,630,092	47,916	-	8,678,008

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	11,652,871	14,401	-	11,667,272
Drilling	32,427,943	-	-	32,427,943
Environmental studies	1,004,980	-	-	1,004,980
Geochemistry	641,513	-	-	641,513
Geophysics	639,268	-	-	639,268
Imagery and mapping	491,554	6,854	-	498,408
Metallurgy	792,495	-	-	792,495
Office and general	644,792	-	144	644,936
Optimization studies	86,053	-	-	86,053
Permitting	212,731	-	-	212,731
Property taxes, mining leases and rent	127,560	-	5,040	132,600
Reclamation	1,686,212	-	-	1,686,212
Salaries and consulting	9,854,749	10,103	13,850	9,878,702
Seismic survey	7,515,148	-	-	7,515,148
Supplies and equipment	3,846,967	-	480	3,847,447
Technical reports	55,025	-	-	55,025
Travel and accommodations	1,157,388	309	155	1,157,852
Trenching	710,003	-	-	710,003
Exploration cost recovery	(45,450)	-	-	(45,450)
	73,501,802	31,667	19,669	73,553,138
Cumulative exploration expense – September 30, 2023	194,804,120	571,665	3,447,703	198,823,488

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Nine months ended September 30, 2022	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,499	120	400	3,019
Balance at September 30, 2022	8,238,680	17,820	272,000	8,528,500

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	7,285,954	4,994	233,314	7,524,262
Drilling	25,705,255	1,081,599	449,063	27,235,917
Environmental studies	284,644	-	-	284,644
Geochemistry	32,541	-	-	32,541
Geophysics	1,388,844	-	177,916	1,566,760
Imagery and mapping	67,830	-	-	67,830
Office and general	345,429	50	4,004	349,483
Property taxes, mining leases and rent	70,807	-	2,227	73,034
Petrography	9,372	-	-	9,372
Reclamation	280,050	-	-	280,050
Salaries and consulting	7,325,725	16,900	134,329	7,476,954
Supplies and equipment	3,934,174	67,853	27,565	4,029,592
Technical reports	385,786	-	9,567	395,353
Travel and accommodations	988,035	245	8,953	997,233
Exploration cost recovery	(60,000)	-	-	(60,000)
	48,044,446	1,171,641	1,046,938	50,263,025
Cumulative exploration expense – September 30, 2022	99,484,403	1,231,287	3,397,139	104,112,829

(i)	Queensway Project – Gander, Newfoundland

As at September 30, 2023, the Company owned a 100% interest in 96 (December 31, 2022 – 94) mineral licenses including 6,659 claims (December 31, 2022 – 6,649 claims) comprising 166,475 hectares of land (December 31, 2022 –166,225 hectares of land) located near Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 2.5% and include buy-back provisions that allows the Company, at its option, to reduce the NSR royalties by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $5,250,000 resulting in NSR’s ranging from 0.4% to 1.5% for the mineral licenses subject to an NSR royalty.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)	Queensway Project – Gander, Newfoundland (continued)

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five additional mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

●	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;
●	$200,000 (paid subsequent to September 30, 2023) and 39,762 common shares on or before November 2, 2023 (issued subsequent to September 30, 2023);
●	$250,000 and 69,583 common shares on or before November 2, 2024;
●	$300,000 and 89,463 common shares on or before November 2, 2025;
●	$600,000 and 129,224 common shares on or before November 2, 2026; and
●	$800,000 and 119,284 common shares on or before November 2, 2027.

(ii) Ontario Projects

Disposal of Lucky Strike

During the nine months ended September 30, 2023, the Company recognized a gain on disposal of its Lucky Strike project in Kirkland Lake, Ontario of $4,217,935. The Company received total non-cash consideration having a fair value of $4,657,482 consisting of 28,612,500 common shares of Kirkland Lake Discoveries Corp. and a 1.0% net smelter return royalty on future production from the mineral claims. The Company recognized $175,547 of professional fees in connection with the transaction and derecognized the Lucky Strike project at its carrying value of $264,000. Refer to Note 7 for further information.

As at December 31, 2022, the Company owned a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carried an NSR ranging from 1% to 2%.

Impairment of Ontario Properties

During the nine months ended September 30, 2023, the Company recorded an impairment of $8,000 (nine months ended September 30, 2022 - $Nil) in acquisition costs related to projects no longer being explored.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

			Geological		Office
	Property		Equipment		Furniture
	and	Computer	and Other		and
	Buildings	Equipment	Facilities	Vehicles	Equipment	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2022	2,127,485	32,392	823,122	531,240	-	3,514,239
Additions	4,065,427	61,106	724,332	248,648	30,148	5,129,661
Balance at December 31, 2022	6,192,912	93,498	1,547,454	779,888	30,148	8,643,900
Additions	144,665	39,793	630,766	190,230	8,205	1,013,659
Disposals	-	(3,401)	-	(34,795)	-	(38,196)
Balance at September 30, 2023	6,337,577	129,890	2,178,220	935,323	38,353	9,619,363

Accumulated Depreciation
Balance at January 1, 2022	53,654	17,107	333,474	195,545	-	599,780
Depreciation	87,872	26,682	454,124	208,016	412	777,106
Balance at December 31, 2022	141,526	43,789	787,598	403,561	412	1,376,886
Depreciation	202,189	30,952	182,842	187,722	5,461	609,166
Disposals	-	(567)	-	(22,617)	-	(23,184)
Balance at September 30, 2023	343,715	74,174	970,440	568,666	5,873	1,962,868

Carrying Amount
At December 31, 2022	6,051,386	49,709	759,856	376,327	29,736	7,267,014
At September 30, 2023	5,993,862	55,716	1,207,780	366,657	32,480	7,656,495

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Equities held (i)	3,533,647	7,474,287
Warrants held (ii)	119,400	26,868
Total Investments	3,653,047	7,501,155

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at September 30, 2023 and December 31, 2022:

	Quantity	Cost $	Fair Value September 30, 2023 $
Exploits Discovery Corp.	13,229,466	8,462,704	1,587,536
Labrador Gold Corp.	12,555,556	8,850,000	1,946,111
Long Range Exploration Corporation	5,000,000	500,000	-
Total Equities		17,812,704	3,533,647

	Quantity	Cost $	Fair Value December 31, 2022 $
Exploits Discovery Corp.	13,229,466	8,462,704	3,770,398
Labrador Gold Corp.	12,555,556	8,850,000	3,703,889
Long Range Exploration Corporation	5,000,000	500,000	-
Total Equities		17,812,704	7,474,287

Investments in Exploits Discovery Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range Exploration Corporation is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 17).

(ii) Warrants held

The Company held the following warrants as at September 30, 2023:

	Quantity	Cost $	Fair Value September 30, 2023 $
Maritime Resources Corp. (1)	15,324,571	174,500	119,400
Total Warrants		174,500	119,400

(1)	Each warrant is exercisable into one common share of Maritime Resources Corp. at a price of $0.07 per warrant until August 14, 2025, and subject to extension to August 14, 2023 in the event that the Initial Maturity Date of the notes is extended to the Extended Maturity Date as defined in Note 8.

The Company held the following warrants as at December 31, 2022:

	Quantity	Cost $	Fair Value December 31, 2022 $
Exploits Discovery Corp.	6,666,667	-	10,331
Labrador Gold Corp.	6,277,778	-	16,537
Total Warrants		-	26,868

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

An analysis of investments including related gains and losses for the nine months ended September 30, 2023 and 2022 is as follows:

	Nine months ended September 30,
	2023 $	2022 $
Investments, beginning of period	7,501,155	31,942,458
Proceeds on disposal of investments	-	(4,827,266)
Purchase of investments	174,500	-
Realized losses on investments	-	(4,675,084)
Unrealized losses on investments	(4,022,608)	(15,752,258)
Investments, end of period	3,653,047	6,687,850

6.	PREPAID EXPENSES AND DEPOSITS

	September 30, 2023 $	December 31, 2022 $
Prepaid expenses	1,639,100	1,218,184
Mineral license deposits	222,940	227,527
Prepaid expenses and deposits, end of period	1,862,040	1,445,711

7.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

On May 25, 2023, the Company disposed of its Lucky Strike project to Kirkland Lake Discoveries Corp. (TSXV: KLDC) for total non-cash consideration comprised of 28,612,500 common shares of KLDC and a 1.0% net smelter return royalty on future production from the mineral claims. The investment represents 32.29% of the issued and outstanding common shares of Kirkland Lake Discoveries Corp. at the time of closing and as at September 30, 2023. The Company exercised its right to nominate two additional directors to the board of directors of Kirkland Lake Discoveries Corp. and the companies have a director and officer in common, being Denis Laviolette, Director and President.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp. for the period from May 25, 2023 to September 30, 2023 and has accounted for its investment in Kirkland Lake Discoveries Corp. as an investment in an associate.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP. (continued)

The following table illustrates the summarised financial information of the Company’s investment in Kirkland Lake Discoveries Corp. as at September 30, 2023 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

September 30, 2023 $
Summarised Statement of Financial Position
Current assets	5,166,929
Non-current assets	8,194,013
Current liabilities	(361,024)
Non-current liabilities	-
Net Assets	12,999,918
The Company’s ownership interest	32.29%
Share of Kirkland Lake Discoveries Corp.’s net assets	4,197,034

Summarised Statement of Loss and Comprehensive Loss
Net loss and comprehensive loss for the period	(1,426,194)
Share of Kirkland Lake Discoveries Corp.’s loss for the period from May 25, 2023 to September 30, 2023	(460,448)

The Company performs an impairment indicator assessment on its investment in Kirkland Lake Discoveries Corp. at each period end. The assessment is based on the review of recent share price history, industry statistics and assessment of the current market conditions. As at September 30, 2023, management has determined that there are no indicators of impairment of the Company’s investment in Kirkland Lake Discoveries Corp.

The following table illustrates the movement in investment in associate for the period from May 25, 2023 to September 30, 2023:

Net Carrying amount – May 25, 2023	$4,657,482
Share of loss from operations of associate during the period	(460,448)
Net Carrying amount – September 30, 2023	$4,197,034

The estimated fair value of the Company’s investment in Kirkland Lake Discoveries Corp.’s is $3,433,500 as at September 30, 2023 based on the market price of the shares on the TSX Venture exchange.

8.	SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non-convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes mature on August 14, 2025 (the “Initial Maturity Date”). The Company subscribed for 2,000 notes with a face value of US$1,000 each. The Notes were issued at a 2.0% original issue discount on the principal amount of the Notes for a gross investment of US$1,960,000 (CAD$2,638,500).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SECURED NOTES (continued)

The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to August 14, 2026 (the “Extended Maturity Date”) at the election of Maritime subject to the approval of holders of at least 65% of the principal amount of the Notes then outstanding. In the event of such an extension, Maritime will pay an extension fee to note holders equal to 3% of the aggregate principal amount of the Notes then outstanding (the “Extension Fee”) and the interest rate on the Notes will increase to SOFR plus 9% until the Extended Maturity Date. Maritime may elect to pay the Extension Fee by issuing Maritime’s common shares at the market price on the trading day prior to the maturity date, subject to the approval of the TSX Venture exchange.

Pursuant to certain conditions set out in the Note indenture, including the approval of Noteholders holding at least 65% of the principal amount of the Notes then outstanding, Maritime has the option to satisfy interest payments under the Notes by issuing shares (“Interest Shares”) having a deemed value equal to 90% of the market price as of the date of a news release announcing Maritime’s intention to issue the Interest Shares, subject to the approval of the exchange.

The indebtedness under the Notes may be redeemed in whole or in part at the option of Maritime for cash consideration equal to 113% of the aggregate amount of indebtedness if the Notes are redeemed on or prior to August 14, 2024, or 100% of the aggregate amount of indebtedness if redeemed after the date that is 12 months after the issuance date.

The Notes are secured by a general security interest over Maritime and rank senior to all existing and future indebtedness of Maritime.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes are classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company has allocated the gross investment of US$1,960,000 (CAD$2,638,500) to the Notes and warrants based on their respective fair values at initial recognition using valuation techniques applied by the Company as described in Note 2(c). At the time of issuance, the fair value of the Notes was US$1,830,300 (CAD$2,464,000) and the fair value of the warrants was US$129,700 (CAD$174,500).

The following table illustrates the movement in the Company’s secured notes for the period from August 14, 2023 to September 30, 2023:

Nine months ended September 30, 2023 $
Secured notes, beginning of period	-
Purchase of secured notes	2,464,000
Revaluation gain	270
Foreign exchange gain	10,530
Secured notes, end of period	2,474,800

During the period ended September 30, 2023, the Company recognized $39,112 of interest income on the secured notes, which was included in interest receivable at September 30, 2023 and collected subsequent to September 30, 2023.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	FLOW-THROUGH SHARE PREMIUM

	Issued August 24, 2021 $	Issued November 25, 2021 $	Issued December 14, 2022 $	Total $
Balance at December 31, 2021	10,129,196	12,600,000	-	22,729,196
Liability incurred on flow-through shares issued	-	-	14,500,000	14,500,000
Settlement of flow-through share premium on expenditures incurred	(10,129,196)	(7,036,650)	-	(17,165,846)
Balance at December 31, 2022	-	5,563,350	14,500,000	20,063,350
Settlement of flow-through share premium on expenditures incurred	-	(5,563,350)	(14,081,349)	(19,644,699)
Balance at September 30, 2023	-	-	418,651	418,651

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the nine months ended September 30, 2023, the Company incurred $69,750,091 (nine months ended September 30, 2022 – $48,900,150) in Qualifying CEE and amortized a total of $19,644,699 (nine months ended September 30, 2022 – $12,486,236) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the condensed interim statements of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at September 30, 2023, the Company must spend another $1,443,624 of Qualifying CEE by December 31, 2023 to satisfy its remaining current flow-through liability of $418,651. The Company has spent the required amount of $1,443,624 subsequent to September 30, 2023.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2023 $	December 31, 2022 $
Accounts payable and accrued liabilities	8,505,697	5,588,742
Reclamation provision(1)	1,398,860	1,411,293
Accounts payable and accrued liabilities, end of period	9,904,557	7,000,035

(1)	Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

The breakdown of the reclamation provision is as follows:

	September 30, 2023 $	December 31, 2022 $
Balance beginning of period	1,411,293	-
Additions to reclamation provision	1,150,085	1,411,293
Change in estimate	(8,417)	-
Reclamation costs incurred	(1,154,101)	-
Balance end of period	1,398,860	1,411,293

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at September 30, 2023 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $1,398,860 (December 31, 2022 - $1,411,293). Additions to reclamation provision are included in the total amount of exploration and evaluation expenditures in the condensed interim statements of loss and comprehensive loss.

11.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued during the Nine Months ended September 30, 2023

	Nine months September 30, 2023		Nine months September 30, 2022
	Number of shares	Gross proceeds	Number of shares	Gross proceeds
ATM program(1)	3,552,224	$22,980,338	87,400	$440,400
Total	3,552,224	$22,980,338	87,400	$440,400

(1)	In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange. During the nine months ended September 30, 2023, the Company sold 3,552,224 (2022 – 87,400) common shares of the Company under the ATM program at an average price of $6.47 (2022 - $5.04) per share for gross proceeds of $22,980,338 (2022 - $440,400) or net proceeds of $22,440,215 (2022 - $430,051), and paid an aggregate commission of $540,123 (2022 - $10,349). At September 30, 2023, the Company completed $25,530,015 of the ATM program.

During the nine months ended September 30, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

Details of Common Shares Issued During the Year Ended December 31, 2022

On November 16, 2022, the Company issued 39,762 common shares with a value of $194,834 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES (continued)

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

During fiscal 2022, 4,341,875 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $7,649,906.

During fiscal 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately.

The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

The continuity of share purchase options for the nine months ended September 30, 2023 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2022	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding September 30, 2023	Exercisable September 30, 2023
September 30, 2023	$0.40	150,000	-	(150,000)	-	-	-
December 17, 2024	$0.50	1,725,000	-	-	-	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	75,000	-	(25,000)	-	50,000	50,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	1,258,625	-	-	(293,500)	965,125	914,875
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	87,500
November 26, 2026	$8.04	55,000	-	-	(7,500)	47,500	26,125
January 4, 2027	$8.98	24,375	-	-	(1,875)	22,500	12,375
August 19, 2027	$5.75	340,000	-	-	-	340,000	226,000
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,257,500	-	(3,500)	(74,125)	2,179,875	1,889,250
		12,860,500	-	(178,500)	(377,000)	12,305,000	11,781,125
Weighted average exercise price $		4.01	-	0.74	6.61	3.97	3.88
Weighted average contractual remaining life (years)		3.24	-	-	-	2.51	2.45

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the nine months ended September 30, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Granted	Exercised	Cancelled/ Expired	Outstanding September 30, 2022	Exercisable September 30, 2022
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,925,000	-	(200,000)	-	1,725,000	1,725,000
April 18, 2025	$1.00	1,450,000	-	(1,350,000)	-	100,000	100,000
May 23, 2025	$1.075	200,000	-	(125,000)	-	75,000	75,000
August 11, 2025	$1.40	2,900,000	-	(1,775,000)	-	1,125,000	1,125,000
September 3, 2025	$2.07	115,000	-	(40,000)	-	75,000	75,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,155,000	-	(850,000)	-	5,305,000	5,305,000
April 29, 2026	$6.79	1,294,250	-	(1,875)	(21,000)	1,271,375	1,148,375
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	50,000
November 26, 2026	$8.04	55,750	-	-	(750)	55,000	13,750
January 4, 2027	$8.98	-	30,000	-	-	30,000	7,500
August 19, 2027	$5.75	-	340,000	-	-	340,000	169,000
September 8, 2027	$5.00	-	20,000	-	-	20,000	10,000
		14,595,000	390,000	(4,341,875)	(21,750)	10,621,375	10,178,625
Weighted average exercise price $		3.01	5.96	1.76	6.83	3.66	3.52
Weighted average contractual remaining life (years)		3.71	5.00	-	-	3.12	3.07

The table below summarizes the weighted average fair value of share purchase options granted and exercised:

	Nine months ended September 30,
	2023	2022
Weighted average:
Fair value of share purchase options granted	-	$3.92
Fair value of share purchase options exercised	$0.58	$1.27
Closing share price at the date of exercise	$5.75	$6.37

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Nine months ended September 30,
	2023	2022
Risk-free interest rate	-	3.01%
Expected option life in years	-	5.0
Expected share price volatility(i)	-	88.36%
Grant date share price	-	$5.66
Expected forfeiture rate	-	-
Expected dividend yield	-	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The Company did not have any warrants outstanding as at September 30, 2023 and December 31, 2022.

The continuity of warrants for the nine months ended September 30, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Issued	Exercised	Cancelled/ Expired	Outstanding September 30, 2022
May 12, 2022	$1.30	25,154	-	(24,000)	(1,154)	-
May 13, 2022	$1.50	8,372	-	-	(8,372)	-
September 4, 2022	$1.50	15,960	-	(15,960)	-	-
		49,486	-	(39,960)	(9,526)	-
Weighted average exercise price $		1.40	-	1.38	1.48	-
Weighted average contractual remaining life (years)		0.38	-	-	-	-

The table below summarizes the weighted average fair value of warrants exercised:

	Nine months ended September 30,
	2023	2022
Weighted average:
Fair value of warrants exercised	-	$0.38
Closing share price at the date of exercise	-	$8.39

12.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023 $	2022 $	2023 $	2022 $
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	4,500	13,011	13,500	262,237
Amounts paid to DigiGeoData Inc. (i) for corporate development and investor relations	-	1,800	-	1,800
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	43,506	-	60,359	-

(i)	EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President. DigiGeoData Inc. is a subsidiary of EarthLabs Inc.
(ii)	Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

As at September 30, 2023 and December 31, 2022, there were no amounts payable to related parties for exploration and evaluation expenditures or corporate development and investor relations.

There are no ongoing contractual commitments resulting from these transactions with related parties.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

12.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Three months ended September 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	97,200	-	129,600	226,800
President	68,040	-	90,720	158,760
Chief Financial Officer	29,160	-	38,880	68,040
Chief Operating Officer	63,180	-	84,240	147,420
Chief Development Officer	84,240	51,718	112,320	248,278
Non-executive directors	54,000	-	-	54,000
Total	395,820	51,718	455,760	903,298

Three months ended September 30, 2022	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	90,000	-	-	90,000
President	63,000	-	-	63,000
Chief Financial Officer	27,000	-	-	27,000
Chief Operating Officer	58,500	-	-	58,500
Chief Development Officer	104,000	-	-	104,000
Non-executive directors	24,000	-	-	24,000
Total	366,500	-	-	366,500

Nine months ended September 30, 2023	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	291,600	-	129,600	421,200
President	204,120	-	90,720	294,840
Chief Financial Officer	87,480	-	38,880	126,360
Chief Operating Officer	189,540	-	84,240	273,780
Chief Development Officer	252,720	195,364	112,320	560,404
Non-executive directors	162,000	-	-	162,000
Total	1,187,460	195,364	455,760	1,838,584

Nine months ended September 30, 2022	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Executive Chairman and Chief Executive Officer	270,000	-	90,000	360,000
Former Chief Executive Officer	105,000	-	-	105,000
President	189,000	-	63,000	252,000
Chief Financial Officer	81,000	-	27,000	108,000
Chief Operating Officer	175,500	-	58,500	234,000
Chief Development Officer	104,000	-	-	104,000
Non-executive directors	78,400	-	-	78,400
Total	1,002,900	-	238,500	1,241,400

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

12.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Key management personnel compensation (continued)

As at September 30, 2023, there was $51,123 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2022 - $276,016). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

13.	BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted loss per common share is calculated based on the following weighted average number of common shares outstanding:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Loss attributable to common shareholders ($)	23,357,516	18,627,388	59,346,466	65,330,701
Weighted average number of common shares outstanding	178,224,279	167,865,342	176,547,079	165,748,650
Loss per share attributed to common shareholders ($)	$0.13	$0.11	$0.34	$0.39

Diluted loss per common share did not include the effect of 12,305,000 (2022 - 10,621,375) share purchase options as their effect is anti-dilutive.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended September 30,
	2023 $	2022 $
Non-cash investing and financing activities:
Right-of-use assets and liabilities	102,310	95,139
Property and equipment included in accounts payable and accrued liabilities	73,500	1,020,667
Share issue costs included in accounts payable and accrued liabilities	-	50,757
Consideration received for disposal of Lucky Strike project (Note 3(ii))	4,657,482	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-
Cash received for interest	2,179,136	208,982

15.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	CONTINGENCY

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case. The Company anticipates that the case will not go to trial before 2026.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

17.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash, deposits and interest receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
September 30, 2023	3,653,047	3,533,647	119,400	-	3,653,047
December 31, 2022	7,501,155	7,474,287	26,868	-	7,501,155

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Secured notes, at fair value
September 30, 2023	2,474,800	-	2,474,800	-	2,474,800
December 31, 2022	-	-	-	-	-

There was no movement between levels during the nine months ended September 30, 2023.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

17.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Values (continued)

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at January 1 $	Additions $	Net Unrealized Gains/Losses $	Balance at September 30 $
2023	-	-	-	-
2022	500,000	-	(250,000)	250,000

The balance at September 30, 2022 relates to the investment in shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. The fair value of this investment has been estimated to be $Nil as at September 30, 2023 and December 31, 2022.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit through its investment in Maritime secured notes, in which case the maximum exposure to the credit risk is the full value of the secured notes of $2,474,800 at September 30, 2023. Interest receivable on Maritime secured notes is collected quarterly. Considering the collection history to date and the amount of interest receivable outstanding at September 30, 2023, credit risk related to interest receivable is low. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at September 30, 2023, the Company has total liabilities of $10,469,285 and cash of $25,966,972 which is available to discharge these liabilities (December 31, 2022 – total liabilities of $27,213,612 and cash of $82,165,273). As at September 30, 2023, the Company must also spend another $1,443,624 of Qualifying CEE by December 31, 2023 to satisfy its remaining current flow-through liability of $418,651.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2022.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

17.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at September 30, 2023 would change the Company’s net loss by $400,243 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, the interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at September 30, 2023 would change the Company’s net loss by $365,304 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2022.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

18.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at September 30, 2023 totalled $47,903,236 (December 31, 2022 - $83,473,900). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2023.

19.	SUBSEQUENT EVENTS

Bought-Deal Financing

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 charity flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company has granted the underwriters an option, exercisable at the offering price for up to 30 days following the closing of the offering, to purchase up to an additional 1,158,750 flow-through common shares in connection with the offering.

Stock Options Expired

Subsequent to September 30, 2023, 1,125 unvested stock options with an exercise price of $5.68 per share expired.

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